Exhibit 12
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Income before assessments	$366,524	$345,954	$300,481	$309,186	$232,407
Add: fixed charges (see below)	3,927,597	3,547,268	2,597,945	1,652,127	1,502,066

Total earnings	$4,294,121	$3,893,222	$2,898,426	$1,961,313	$1,734,473

Fixed charges: (1)
Interest expense	$3,926,975	$3,546,666	$2,597,379	$1,651,569	$1,501,525
Interest portion of rent expense	622	602	566	558	541

Total fixed charges	$3,927,597	$3,547,268	$2,597,945	$1,652,127	$1,502,066

Ratio of earnings to fixed charges (2)	1.09	1.10	1.12	1.19	1.15

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.
(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.